Harbin Electric Announces First Quarter 2009 Results

HARBIN, China, May 8 /PRNewswire-Asia-FirstCall/ -- Harbin Electric, Inc. (or the “Company”, Nasdaq: HRBN), a leading Chinese developer and manufacturer of a wide array of electric motors, today announced its financial results for the first quarter of 2009.

Financial Summary: First Quarter 2009 versus First Quarter 2008

	1Q09	1Q08	YoY%
			Change
Revenue	$30,724,893	$22,458,185	36.8%
Gross Profit	$10,923,778	$10,759,477	1.5%
Gross Profit Margin	35.6%	47.9%
Operating Income	$8,025,592	$8,635,823	(7.1%)
Operating Margin	26.1%	38.5%
Net Income	$8,654,334	$5,353,236	61.7%
Net Profit Margin	28.2%	23.8%
Diluted EPS	$0.39	$0.27	44.4%

"Despite the weakest economic environment we have seen in decades, we continued to execute well and maintain bottom line growth," said Tianfu Yang, Chairman and Chief Executive Officer of Harbin Electric. "During the first quarter, we focused on cost control and margin improvement. We further strengthened our balance sheet by increasing our cash position to $63.57 million from $48.41 million at December 31, 2008 with intense focus on reducing accounts receivables and inventories. I am very pleased with our successful execution in areas under our control. We believe we are well positioned to take advantage of a turnaround in the Chinese economy under the government stimulus package."

Revenues increased 36.8% to $30.72 million from $22.46 million in 2008. Strong sales growth derived primarily from the industrial rotary motor business acquired in July 2008. Revenues for linear motor and its integrated application systems steadily increased 4.8% from the prior year driven by higher sales of tower-type oil pump and other linear motors. The Company delivered 60 units of the tower-type oil pump in the first quarter of 2009, compared to 39 units in the same period of 2008. Excluding acquisitions, organic revenues for the quarter were $19.87 million, reflecting weaker sales primarily in specialty micro-motors.

International sales totaled $3.26 million or 10.6% of total sales for the quarter, down 14.3% compared with international sales of $3.80 million in the first quarter of 2008, reflecting weaker export sales of specialty micro-motors.

The following table shows the revenue contribution by percentage for each major product line and the corresponding average gross profit margin for the first quarters of 2009 and 2008, respectively. The decline in overall gross profit margin was primarily due to changes in product mix and lower gross margin in the rotary motor business.

	1Q09		1Q08
Product Line	% of Total	Gross	% of Total	Gross
	Revenues	Profit	Revenues	Profit
		Margin		Margin
Linear Motors and Related Systems	40.3%	54.1%	50.6%	53.5%
Specialty Micro-Motors	19.9%	40.1%	38.1%	42.2%
Rotary Motors	35.3%	10.1%	0%	NA
Others	4.5%	49.3%	11.3%	45.2%
Total	100%	35.6%	100%	47.9%

Operating profit of $8.03 million in the first quarter of 2009 decreased by 7.1% from $8.64 million in the first quarter of 2008. Operating margin declined to 26.1% from 38.5% for the same quarter of 2008, mainly due to lower gross margin in the industrial rotary motor business and higher research and development expenses as well as higher selling, general and administrative expenses ("SG&A"). The year-over-year increase in SG&A was primarily associated with the newly acquired company, the start-up of the Shanghai facility, higher shipping and handling costs, and higher depreciation expenses. As a percentage of total sales, the Company’s total SG&A expenses declined to 8.2% from 9.0% in the same quarter last year.

Net income for the quarter totaled $8.65 million, compared to $5.35 million for the same quarter of last year, a 61.7% increase year-over-year.  Net income for the quarter benefited from $2.57 million change in fair value of warrants due to the adoption of EITF 07-5 at January 1, 2009. Additionally, higher other income and lower interest expense including lower amortization expense of debt discount contributed to higher net income. Excluding the adjustment due to the adoption of the new accounting pronouncement, net income totaled $6.08 million for the quarter, a 13.6% increase over the prior year.

Earnings per diluted share increased 44.4% to $0.39 from $0.27 in the first quarter of 2008, with an additional 2.2 million weighted average number of shares. Excluding the accounting adjustment, earnings per share was flat.

Financial Summary: First Quarter 2009 versus Fourth Quarter 2008

	1Q09	4Q08	YoY%

Revenue	$30,724,893	$34,743,375	(11.6)%
Gross Profit	$10,923,778	$11,489,202	(4.9)%
Gross Profit Margin	35.6%	33.1%
Operating Income	$8,025,592	$7,013,528	14.4%
Operating Margin	26.1%	20.2%
Net Income	$8,654,334	$6,040,852	43.3%
Net Profit Margin	28.2%	17.4%
Diluted EPS	$0.39	$0.27	44.4%

Compared to the fourth quarter of 2008, total revenues declined 11.6% due to seasonality with a long holiday in January coupled with continued weakness in the global economy and, particularly, worsening conditions in the U.S. auto industry. However, net income excluding the accounting adjustment of $2.57 million held stable at $6.08 million versus $6.04 million in the fourth quarter of 2008, reflecting improved margins resulting from stringent cost control.

The following table shows revenue contribution by percentage for each major product line and the corresponding average gross profit margin in the first quarter of 2009 and the fourth quarter of 2008.

	1Q09		4Q08
Product Line	% of Total	Gross	% of Total	Gross
	Revenues	Profit	Revenues	Profit
		Margin		Margin
Linear Motors and Related Systems	40.3%	54.1%	36.9%	52.5%
Specialty Micro-Motors	19.9%	40.1%	22.3%	40.3%
Rotary Motors	35.3%	10.1%	36.5%	8.6%
Others	4.5%	49.3%	4.3%	47.0%
Total	100%	35.6%	100%	33.1%

Outlook

Mr. Yang commented, “With the first quarter behind us, we see strong signs of economic improvement in China, largely driven by the Chinese government stimulus package. Our customers and markets are primarily in China and we expect to benefit from this. We have started experiencing strong demand growth in our industrial rotary motor business as a result of the government stimulus package that focuses on infrastructure and agriculture development.  We expect sales of industrial rotary motors in the next quarter to surpass that in the first quarter.”

“We expect our legacy linear motors business to remain stable, with upside potential in a few areas. First, we would like to reaffirm our expectation to double the volume of tower-type oil pumps over the prior year. Second, we expect meaningful sales contribution in the second half of the year from linear motors for the mass transit systems. We have just delivered a few units to our customer and expect the testing of the first domestically made linear motor driven subway train to begin soon. Additionally, we continue to focus on developing new products and new markets and expect new products in our pipeline to reach market in the coming months.”

Mr. Yang continued, “As for our specialty micro-motor business, we experienced a decrease in demand for our products during the first quarter of 2009 and a delay in the start-up of the Shanghai facility, due to the severe global economic downturn and the downturn in the U.S. auto industry. However, I strongly believe that these weak market conditions are only temporary. We have already started to see improvement in auto sales in China, from which we believe our business will benefit in the longer term. We continue to explore other markets outside the U.S. and expect to gain new markets and new customers in the future.”

Mr. Yang concluded, “With strong signs that the Chinese economy is improving across the board, we believe that our Company is positioned very competitively to benefit from China’s continued economic growth.”

Conference Call Details

The Company will host a conference call to discuss the first quarter 2009 financial results at 8:30 a.m. EDT on Friday, May 8th, 2009. Tianfu Yang, Chairman and Chief Executive Officer, Zedong Xu, Chief Financial Officer, and Christy Shue, Executive Vice President will be on the call. The Company plans to release its first quarter 2009 financial results before the conference call.

To participate in the conference call, please dial any of the following numbers:

USA:             1-800-603-1779
International:  +1-706-643-7429
North China:     10-800-713-0924
South China:     10-800-130-0748

The conference ID for the call is 97298235

A replay of the call will be available beginning at 9:30 a.m. EDT on May 8th, 2009 and will remain available through midnight on May 15th, 2009.

To access the replay, please dial any of the following numbers:

USA:            1-800-642-1687
International:  +1-706-645-9291

Passcode is 97298235.

This conference call will be broadcast live over the Internet. To listen to the live webcast, go to http://www.harbinelectric.com and click on ‘Harbin Electric Q1 2009 Financial Results Conference Call’. The replay of the webcast will be available for 30 days and will be archived on the Investor Kits page of the website after 30 days.

About Harbin Electric, Inc.

Harbin Electric, headquartered in Harbin, China, is a leading developer and manufacturer of a wide array of electric motors with a focus on innovative, customized and value-added products. Its major product lines include linear motors, automobile specialty micro-motors, and industrial rotary motors. The Company’s products are purchased by a broad range of domestic and international customers, including those involved in oil services, factory automation, food processing, packaging, transportation, automobile, medical devices, machinery and tool manufacturing, petrochemical, as well as in the metallurgical and mining industries.

Harbin Electric has built a strong research and development capability by recruiting talent worldwide and through collaborations with top scientific institutions. The Company owns numerous patents in China and has developed award-winning products for its customers. Through its U.S. and China-based subsidiaries, the Company operates three manufacturing facilities in China located in Harbin, Weihai, and Shanghai with a total of approximately 2,000 employees. Each of the three manufacturing facilities is dedicated to a specific product line and is equipped with state-of-the-art production equipment and quality control systems.

As China continues to grow its industrial base, Harbin Electric aspires to be a pioneer in leading the industrialization and technology transformation of the Chinese manufacturing sector. To learn more about Harbin Electric, visit http://www.harbinelectric.com ..

Safe Harbor Statement

The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company’s periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled ‘Risk Factors’ in its annual report on Form 10-K for the year ended December 31, 2008. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as ‘believe,’ ‘expect,’ ‘may,’ ‘will,’ ‘should,’ ‘project,’ ‘plan,’ ‘seek,’ ‘intend,’ or ‘anticipate’ or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company’s future performance, operations and products.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

	March 31,	December 31,
	2009	2008
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,570,781	$48,412,263
Restricted cash	—	513,450
Notes receivable	95,642	1,451,977
Accounts receivable, net of allowance for doubtful accounts of $152,946 and $153,155 as of March 31, 2009 and December 31, 2008, respectively	20,132,666	30,284,080
Inventories	18,679,403	21,960,084
Other receivables	1,627,799	248,552
Advances on inventory purchases	3,426,740	3,529,607
Total current assets	107,533,031	106,400,013

PLANT AND EQUIPMENT, net	97,670,800	94,931,999

OTHER ASSETS:
Debt issuance costs, net	1,536,669	1,672,279
Advances on equipment purchases	10,401,987	10,416,187
Advances on intangible assets	3,123,380	1,892,430
Goodwill	12,273,778	12,273,778
Other intangible assets, net of accumulated amortization	6,159,277	6,430,397
Other assets	508,498	471,220
Deposit in derivative hedge	1,000,000	1,000,000
Total other assets	35,003,589	34,156,291

Total assets	$240,207,420	$235,488,303

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Notes payable - short term	$—	$1,026,900
Accounts payable	8,107,130	8,415,919
Short term loan - bank	4,175,250	4,180,950
Other payables & accrued liabilities	1,732,481	2,789,792
Customer deposits	3,108,330	1,244,622
Taxes payable	2,764,566	2,096,521
Interest payable	195,970	800,954
Cross currency hedge payable	108,513	175,986
Total current liabilities	20,192,240	20,731,644

LONG TERM LIABILITIES:
Amounts due to original shareholder	732,500	733,500
Notes payable, net of debt discount of $11,266,520 and $12,389,135 as of March 31, 2009 and December 31, 2008, respectively	32,733,480	33,610,866
Fair value of derivative instrument	8,292,034	5,762,958
Warrant liabilities	4,898,017	—

Total liabilities	66,848,271	60,838,968

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized, 22,102,078 and 22,102,078 shares issued and outstanding as of March 31, 2009 and December 31, 2008, respectively	220	220
Paid-in-capital	81,756,934	95,029,290
Retained earnings	65,647,535	52,100,479
Statutory reserves	15,823,552	14,573,994
Accumulated other comprehensive income	10,130,908	12,945,352
Total shareholders’ equity	173,359,149	174,649,335

Total liabilities and shareholders’ equity	$240,207,420	$235,488,303

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three Months Ended March 31,
	2009	2008

REVENUES	$30,724,893	$22,458,185
COST OF SALES	19,801,115	11,698,708
GROSS PROFIT	10,923,778	10,759,477
RESEARCH AND DEVELOPMENT EXPENSE	393,282	97,695
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,504,904	2,025,959
INCOME FROM OPERATIONS	8,025,592	8,635,823
OTHER (INCOME) EXPENSE, NET
Other (income) expenses, net	(539,379)	9,190
Interest expense, net	1,441,384	2,282,780
Change in fair value of warrants	(2,573,421)	—
Total other (income) expense, net	(1,671,416)	2,291,970

INCOME BEFORE PROVISION FOR INCOME TAXES	9,697,008	6,343,853
PROVISION FOR INCOME TAXES	1,042,674	990,617
NET INCOME	8,654,334	5,353,236
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(285,368)	5,307,825
Change in fair value of derivative instrument	(2,529,076)	(4,493,886)

COMPREHENSIVE INCOME	$5,839,890	$6,167,175

EARNINGS PER SHARE:
Basic	$0.39	$0.29
Diluted	$0.39	$0.27

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	22,102,078	18,209,978
Diluted	22,158,573	19,952,721

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three Months Ended March 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,654,334	$5,353,236
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	667,780	211,710
Amortization of intangible assets	292,927	242,303
Amortization of debt issuance costs	135,610	228,181
Amortization of debt discount	1,122,614	1,343,929
Loss (gain) on derivative instrument	219,188	(168,214)
Share-based compensation	341,362	456,232
Change in fair value of warrants	(2,573,421)	—
Change in operating assets and liabilities
Notes receivable	1,354,449	—
Accounts receivable	10,111,075	(5,286,259)
Inventories	3,250,970	120,299
Other receivables	(1,379,675)	(815,265)
Advances on inventory purchases	98,070	(877,424)
Other assets	(37,918)	-
Accounts payable	(298,129)	(139,993)
Other payables & accrued liabilities	(1,053,384)	(1,191,355)
Other payables - related party	—	(46,377)
Customer deposits	1,865,532	(1,896)
Taxes payable	670,942	879,686
Interest payable	(559,618)	(868,177)
Net cash provided by (used in) operating activities	22,882,708	(559,384)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit on acquisition	—	(698,850)
Payment for advances on intangible assets	(1,233,614)	—
Payment for advances on equipment purchases	—	(5,813,976)
Purchase of intangible assets	(30,555)	(697,544)
Purchases of plant and equipment	(175,791)	(2,164,933)
Additions to construction in progress	(3,360,011)	—
Net cash used in investing activities	(4,799,971)	(9,375,303)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	512,785	—
Proceeds received from conversion of warrants and options	—	785,548
Payment of cross currency hedge	(332,027)	—
Payment on notes payable	(2,000,000)	(2,000,000)
Decrease of notes payable-short term	(1,025,570)	—
Net cash used in financing activities	(2,844,812)	(1,214,452)

EFFECTS OF EXCHANGE RATE CHANGE ON CASH	(79,407)	2,519,430

INCREASE (DECREASE) IN CASH	15,158,518	(8,629,709)

CASH AND CASH EQUIVALENTS, beginning of period	48,412,263	45,533,893

CASH AND CASH EQUIVALENTS, end of period	$63,570,781	$36,904,184

For investor and media inquiries, please contact:

In China
 Harbin Electric, Inc.
 Tel:   +86-451-8611-6757
 Email: MainlandIR@Tech-full.com

In the U.S.
 Christy Shue
 Harbin Electric, Inc.
 Executive VP, Finance & Investor Relations
 Tel:   +1-631-312-8612
 Email: cshue@HarbinElectric.com

 Kathy Li
 Christensen Investor Relations
 Tel:   +1-212-618-1987
 Email: kli@christensenir.com

SOURCE  Harbin Electric, Inc.